UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No.4)



                  Heritage Financial Services, Inc.
                          (Name of Issuer)

                               Common Stock, no par value
                   (Title of Class of Securities)

                            42723H-10-0
                           (CUSIP Number)

                          Charles J. Moore
                     The Banc Funds Company, L.L.C.
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          November 24, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  42723H-10-0


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                The Midwest Bank Fund II, L.P.

2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      13,450 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         13,450 shares
  With
                           10  Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting     Person
    13,450 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.1%

14  Type of Reporting Person*
    PN

CUSIP No.  42723H-10-0


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      70,647 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         70,647 shares
  With
                           10  Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    70,647 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.6%

14  Type of Reporting Person*
    PN

CUSIP No.  42723H-10-0

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                     216,534 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                        216,534 shares
  With
                           10  Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    216,534 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.8%

14  Type of Reporting Person*
    00

CUSIP No.  42723H-10-0

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      46,190 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         46,190 shares
  With
                           10  Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    46,190 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.4%

14  Type of Reporting Person*
    PN

CUSIP No.  42723H-10-0

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      155,800 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         155,800 shares
  With
                           10  Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    155,800 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.3%

14  Type of Reporting Person*
    00

    This statement relates to the Common Stock, no par value ("Common Stock"), of Heritage Financial Services, Inc. ("HERS"). The address of the principal executive offices of HERS is 17500 S. Oak Park Avenue, Tinley Park, Illinois 60477.

Item 2.   Identity and Background

  (a) This statement is filed by The Midwest Bank Fund II, L.P. ("BF II"), an Illinois Limited Partnership, Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF II is MidBanc II, L.P. ("MidBanc II"), whose principal business is to be a general partner of BF II. The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. MidBanc II, III, and IV are Illinois limited partnerships.

  (ii) The general partner of MidBanc II is ChiCorp Management II, Inc. ("Management II"), whose principal business is to be a general partner of MidBanc II. The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management II, III, and IV are Illinois corporations.

  (iii) The executive officers and directors of Management II, III and IV are the same and are composed of:

     Name and                                  Offices in
Present Principal                             Management II,
    Occupation                                  III and IV
-----------------                             ---------------

Joan W. Moore                                 Secretary
Member, The Banc Funds                        and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                              President, Treasurer,
Manager, BF II,  BF III, T III,               and Director
BF IV, and T IV

  (iv) The sole stockholder of Management II, III and IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF II, BF III, BF IV, T III and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management II, III and IV, and therefore each of the Partnership entities directly and indirectly controlled by each of Management II, III and IV.

  (v) The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (vi) Investment decisions by BF II require the approval of such Fund's Investment Committee. The Investment Committee of BF II is composed of the following persons:

Name and Present Principal                    Business
      Occupation                              Address
--------------------------                    -----------

James F. Ackerman                             8910 Purdue Road
Chairman and Chief Executive                  Indianapolis, IN
Officer, Cardinal Communications              46268
cable television operation

Richard A. Heise                              440 S. LaSalle St.
Real estate owner, developer and              Chicago, IL 60605
venture capitalist

Paul R. Judy                                  14 Country Lane
Corporate Director and adviser                Northfield, IL 60093


  (b) and (c) The address of the principal business and principal office of BF II, BF III, T III, BF IV, T IV, MidBanc II, MidBanc III, MidBanc IV, Management II, Management III, Management IV, and TBFC and the business address of each of the persons named in paragraph (a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $3,825,515.96 from the capital of the Funds has been used in making purchases of 502,621 shares of Common Stock of HERS.

Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of HERS reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of HERS or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through
(j) of Item 4 of Schedule 13d-101 of the Securities and Exchange
Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 502,621 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 4.2% of the Common Stock of HERS outstanding as of December 2, 1997. Of said shares, 13,450 shares of Common Stock are beneficially owned by BF II (0.1% of the outstanding shares), while 70,647 shares of Common Stock are beneficially owned by BF III (0.6% of the outstanding shares), while 216,534 shares of Common Stock are beneficially owned by T III (1.8% of the outstanding shares), while 46,190 shares of Common Stock are beneficially owned by BF IV (0.4% of the outstanding shares), and 155,800 shares of Common Stock are beneficially owned by T IV (1.3% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of HERS are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this
Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above. As set forth in Item 2(a)(iv), Charles J. Moore as portfolio manager has the power to vote and to dispose of the issuer's securities, subject in the case of BF II to approval of disposition by the Investment Committee.

  (c) On November 24, 1997, the Funds' ownership of shares of Common Stock of HERS decreased by more than 1% of the adjusted outstanding shares of said class since Amendment #3 on September 25, 1995. The Funds have purchased and sold Common Shares on the open market as described in the table below:

BF II Sales:
                 Dollar               Number            Price per
Date             Amount              of Shares            Share
-----------  ------------          ------------        ----------
09/25/97       79,497.35                4,000             19.87
09/29/97       19,959.33                1,000             19.96
10/03/97       55,935.63                2,500             22.37
10/06/97      444,985.16               20,000             22.25
10/07/97       22,499.25                1,000             22.50
10/08/97       56,248.12                2,500             22.50
10/09/97      206,243.12                9,000             22.92
10/14/97      114,996.16                5,000             23.00
10/15/97      137,995.40                6,000             23.00
10/16/97      321,989.26               14,000             23.00
10/20/97      137,995.40                6,000             23.00
10/30/97      214,992.83               10,000             21.50
11/13/97       64,689.84                2,700             23.96
11/20/97       27,499.08                1,000             27.50
11/24/97       51,748.27                2,000             25.87
11/26/97       10,208.65                  400             25.52
12/01/97       85,515.89                3,300             25.91



BF III Purchases:
                Dollar                   Number           Cost per
Date            Amount                  of Shares          Share
----------   ------------               ---------        ----------
09/30/97       24,907.50                   1,230             20.25

T III Purchases:
                 Dollar                    Number           Cost per
Date             Amount                   of Shares           Share
------------  ------------               ------------      ----------
09/30/97        76,342.50                   3,770             20.25


BF IV Purchases:
                 Dollar                    Number           Cost per
Date             Amount                   of Shares           Share
------------  ------------               ------------      ----------
09/30/97        69,619.50                   3,438             20.25
10/20/97        63,626.25                   2,830             22.56
10/22/97        23,584.13                   1,031             22.88


T IV Purchases:
                 Dollar                    Number           Cost per
Date             Amount                   of Shares           Share
------------  ------------               ------------      ----------
09/30/97       234,130.50                   11,562            20.25
10/20/97       213,982.75                    9,484            22.56
10/22/97        79,353.38                    3,469            22.88

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None


Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 1997

THE MIDWEST BANK FUND II, L.P.
By MIDBANC II, L.P.,
   general partner
By CHICORP MANAGEMENT II, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President